# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: European Wax Center, Inc., CIK 0001856236
CUSIP: 29882P106
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 5830 Granite Parkway, 3rd Floor, Plano, Texas (TX), 75024
Date of event which requires filing of this statement: 05/08/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001480402

## Reporting persons
- Quadre Investments, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As of May 8, 2026, Reporting Persons no longer beneficially own more than five percent of the Class A Common Stock. This filing represents an exit filing for the Reporting Persons.
- Quadre Investments Advisors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Quadre Investments Advisors, LLC is the Investment Manager of Quadre Investments, L.P. (the "Fund") in which such shares referred to above are held. As a result, Quadre Investments Advisors, LLC possesses the power to vote and dispose of or direct the disposition of all the shares owned by the Fund.
  
  As of May 8, 2026, Reporting Persons no longer beneficially own more than five percent of the Class A Common Stock. This filing represents an exit filing for the Reporting Persons.
- Matthew Q. Giffuni: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Mr. Giffuni is a Managing Partner of Quadre Investments Advisors, LLC, the General Partner of Quadre Investments, L.P.
  As of May 8, 2026, Reporting Persons no longer beneficially own more than five percent of the Class A Common Stock. This filing represents an exit filing for the Reporting Persons.

## Item 1. Issuer
Name of issuer: European Wax Center, Inc.
Address of issuer's principal executive offices: 5830 Granite Parkway, 3rd Floor, Plano, TX 75024

## Item 2. Person Filing
Name of person filing: Quadre Investments, L.P., Quadre Investments Advisors, LLC, Matthew Q. Giffuni
Address of principal business office or, if none, residence: 141 Isle of Venice Drive, Suite 502, Fort Lauderdale, FL 33301
Citizenship: Quadre Investments, L.P. is a Delaware Limited Partnership. Quadre Investments Advisors, LLC is a Delaware Limited Liability Company. Matthew Q. Giffuni is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Aggregate of all Reporting Persons: 0
Quadre Investments, L.P. - 0
Quadre Investments Advisors, LLC - 0
Matthew Q. Giffuni - 0
Percent of class:
Aggregate of all Reporting Persons: 0.0%+
Quadre Investments, L.P. - 0.0%+
Quadre Investments Advisors, LLC - 0.0%+
Matthew Q. Giffuni - 0.0%+

+As of May 8, 2026, Reporting Persons no longer beneficially own more than five percent of the Class A Common Stock. This filing represents an exit filing for the Reporting Persons.
Sole power to vote or to direct the vote:
Quadre Investments Advisors, LLC - 0
Quadre Investments, L.P. - 0
Matthew Q. Giffuni - 0
Shared power to vote or to direct the vote:
Quadre Investments Advisors, LLC - 0
Quadre Investments, L.P. - 0
Matthew Q. Giffuni - 0
Sole power to dispose or to direct the disposition:
Quadre Investments Advisors, LLC - 0
Quadre Investments, L.P. - 0
Matthew Q. Giffuni - 0
Shared power to dispose or to direct the disposition:
Quadre Investments Advisors, LLC - 0
Quadre Investments, L.P. - 0
Matthew Q. Giffuni - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Quadre Investments, L.P.: /s/ Matthew Q. Giffuni, Matthew Q. Giffuni, Managing Partner of Quadre Investments Advisors, LLC, General Parter of Quadre Investments, L.P. (05/29/2026)
- Quadre Investments Advisors, LLC: /s/ Matthew Q. Giffuni, Matthew Q. Giffuni, Managing Partner of Quadre Investments Advisors, LLC (05/29/2026)
- Matthew Q. Giffuni: /s/ Matthew Q. Giffuni, Matthew Q. Giffuni (05/29/2026)